

16012441

SEC
Mail Processing
Section

FEB 26 2016

Washington DC
409

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 Hamel Road
(No. and Street)

Medina (City) MN (State) 55340-0275 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, JR. C.P.A.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas F. Otter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northern Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public


ROBERT REINHARD LANGER
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Northern Securities, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended 12 December 31, 2015

NORTHERN SECURITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

Edward Richardson Jr., CPA

15565 Northland Dr W Ste 508

Southfield, MI 48075

248-559-4514

Independent Auditor's Report

Board of Directors

Northern Securities, Inc.

3003 Hamel Road

Medina, MN 55340-9782

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Northern Securities, Inc. as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Northern Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by

management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northern Securities, Inc. as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Northern Securities, Inc. financial statements. Supplemental Information is the responsibility of Northern Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.



Edward Richardson Jr., CPA

Southfield, MI. 48075

February 19, 2016

NORTHERN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Assets		
Cash and cash equivalents	$	12,254
Commission receivable		1,525
Total assets	$	13,779

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	-
Total current liabilities		-
Stockholder's equity		
Common stock, voting, no par value per share; 100 shares authorized, issued and outstanding		1,000
Additional paid-in capital		19,684
Accumulated deficit		(6,905)
		13,779
Total liabilities and stockholder's equity	$	13,779

The accompanying notes are an integral part of these financial statements.

See accountant's audit report

NORTHERN SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	
Commissions and fees	$ 12,869
Total revenues	12,869
Expenses:	
Compensation	-
Dues and subscriptions	79
Professional fees	3,925
Other operating expenses	7,483
Total expenses	11,487
Income before income tax provision (benefit)	1,382
Income tax provision (deferred tax expense)	-
Net income (loss)	$ 1,382

The accompanying notes are an integral part of these financial statements.

See accountant's audit report

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock				Additional Paid-in Capital		Accumulated Deficit	Total
	Shares		Amount		Capital		Deficit	Total
Balance, December 31,2014	100		$ 1,000		19,684		(1,060)	12,397
Capital contributions					-			-
Net income (loss)							1,382	1,382
Balance, December 31, 2015	100	#	$ 1,000	#	$ 19,684	#	$ 322	$ 13,779

The accompanying notes are an integral part of these financial statements.

See accountant's audit report

NORTHERN SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net (loss)	$ 1,382
Adjustments to reconcile net income to net	
cash flows from operating activities:	
Increase (decrease) in:	
Accounts receivable	324
Net cash used in operating activities	1,706
Cash flows from financing activities:	
Stockholder contribution	-
Net cash provided in financing activities	-
Net increase in cash and cash equivalents	559
Cash and cash equivalents at beginning of period	11,695
Cash and cash equivalents at end of period	$ 12,254

The accompanying notes are an integral part of these financial statements.

See accountant's audit report

NORTHERN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Northern Securities, Inc. ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was organized in 1994.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2015, the Company had no uninsured cash balances.

Commission Income

The Company's commission income is substantially derived from investment advisory services and sales of mutual funds. Commissions are recorded as earned.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes using an asset and liability approach to financial accounting and reporting for income taxes. Accordingly, deferred tax assets and liabilities arise from the difference between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax amounts are determined using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provide under currently enacted tax law. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change in deferred tax assets and liabilities during the period. The Company has recorded a full

valuation allowance for its net deferred tax assets as of December 31, 2015 because realization of those assets is not reasonably assured.

The company will recognize a financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Note 1 – Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2015, the Company had excess net capital of $8546 and a net capital ratio of 0 to 1.

Note 3 - Income Taxes

At December 31, 2015, the Company had no net operating losses ("NOL") carryforwards for federal income tax purposes. These losses are available for future years and expire through 2032. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

Income tax provision:

The income tax provision approximates the expected taxes using combined federal and state statutory rates. Deferred taxes are calculated based on temporary differences in the recognition of certain income and expense items for financial reporting and income tax purposes. The deferred tax asset in the accompanying financial statements consists of the following at December 31, 2015:

Deferred tax expense:	
Federal	-
State	-
Total deferred tax expense	-

The income tax provision approximates the expected taxes using combined federal and state statutory rates. Deferred taxes are calculated based on temporary differences in the recognition of certain income

and expense items for financial reporting and income tax purposes. The deferred tax asset in the accompanying financial statements consists of the following at December 31, 2015.

Deferred tax asset:	
Net Operating loss carryforwards	$ -
Deferred tax asset	$ -

Note 4 – Commitments and contingencies

The Company does not have any commitments or contingencies.

Note 5 - Subsequent Events

The Company has evaluated subsequent events through Feb.19 2016, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2015 requiring disclosure.

SCHEDULE I
NORTHERN SECRITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
AS OF DECEMBER 31, 2015

Computation of basic net capital requirements:

Total stockholder's equity qualified for net capital	$13,779
Net capital before haircuts and securities positions	$13,779
Haircuts:	$233.00
Net capital	$13,546
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($0.00)	
Minimum dollar net capital for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	$5,000
Net capital in excess of required minimum	$8,546

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015.

See accountant's audit report

SCHEDULE II
NORTHERN SECURITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

Total aggregate indebtedness:	
Accounts payable and accrued expenses	$ -
Aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	0%

SCHEDULE III
NORTHERN SECURITIES, INC.

INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2015

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (i) of the Rule.

See accountant's audit report

Northern Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Computation of Net Capital

Stockholder's Equity		$ 13779.00
Non-Allowable Assets		
XX	$ 0.00	
XX	0.00	
XX		
Total Non-Allowable Assets	0.00	$ 0.00
Haircuts on Securities Positions		
Securities Haircuts		(233.00)
Undue Concentration Charges		
Total Haircuts on Securities Positions	233.00	
Net Allowable Capital		$ 13546.00

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 0.00
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5000.00
Net Capital Requirement	5000.00
Excess Net Capital	$8546.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$0.00
Percentage of Aggregate Indebtedness to Net Capital	%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2015	$ 13546.00
Adjustments	
Increase (Decrease) in Equity	0.00
(Increase) Decrease in Non-Allowable Assets	0.00
(Increase) Decrease in Securities Haircuts	0.00
Net Capital per Audit	$13546.00
Reconciled Difference	-0.00

See accountant's audit report

Northern Securities, Inc.

Supplemental Schedules Required by Rule 17a-5

As of and for the year ended December 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(1).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

See accountant's audit report

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 19, 2016

Board of Directors
Northern Securities, Inc.
3003 Hamel Road,
Ste. 768-204
Medina, MN 55340-9782

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Northern Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Northern Securities, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) Northern Securities, Inc. stated that Northern Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Northern Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northern Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

NORTHERN SECRITIES, INC.

February 19, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (1) for FYE December 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that Northern Securities, Inc. has complied with Exemption Rule 15c3-3 (k) (1), for the period of January 1, 2015 through December 31, 2015. Northern Securities, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Northern Securities, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date).

Douglas F Otten, the president of Northern Securities, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

Douglas F Otten has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Northern Securities, Inc.'s compliance with the this exemption.

If you would like additional information or have any questions, feel free to call me directly at 952-451-8231.

Very truly yours,

Northern Securities, Inc.
Douglas F Otten
President

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] President   1/4/16

Authorized Signature/Title   Date

SIPC-3 2016

8-

8-047547 FINRA DEC 10/31/1994
NORTHERN SECURITIES INC
3003 HAMEL ROAD
MEDINA, MN 55340

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3 FY 2016_

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2016 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.